Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Michael P. O’Hare

(215) 564-8198

mohare@stradley.com

September 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Elisabeth Bentzinger

Re:	Strategy Shares (“Registrant” or “Trust”) File Nos. 333-170750; 811-22497

Dear Ms. Bentzinger:

On behalf of the Registrant, below are responses to the comments you provided to us telephonically on August 26, 2021, with regard to Post-Effective Amendment No. 78 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 81 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (Accession No. 0001580642-21-003136), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 14, 2021 (the “Amendment”), relating to the registration of Day Hagan/Ned Davis Smart Sector Fixed Income ETF (the “Fund”), a new series of the Registrant.

The Registrant will file an additional post-effective amendment to the Trust’s Registration Statement pursuant to 1933 Act Rule 485(b) that will reflect the changes to the Fund’s prospectus and Statement of Additional Information (the “SAI”) made in response to your comments as described in this letter.

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Philadelphia | Washington | New York | Chicago

PROSPECTUS

1.	Comment: The Staff notes that the Fund’s ticker symbol appears on the cover page but it does not yet appear on EDGAR. Please confirm that the information will be uploaded to EDGAR.

Response:	The Registrant confirms that the Fund’s EDGAR page will be updated with the Fund’s ticker symbol.

Fund Summary – Fee Table

2.	Comment: Form N-1A requires the second sentence of the fee and expense table lead-in to be in bold type. Please update this in the prospectus.

Response: The Registrant has updated the lead-in accordingly.

3.	Comment: In the fee table, please review that the footnote reference relating to the unified fee is anchored to the correct line item in the fee table.

Response:	The Registrant has updated the fee table accordingly.

Fund Summary – Principal Investment Strategy

4.	Comment: The Fund discloses that it may indirectly invest in mortgage-backed securities. If the Fund intends to indirectly invest more than 15% of its assets in non-investment grade, private mortgage-backed securities, and given the liquidity profile of such investments, please explain how the Fund determines that its investment strategy is appropriate for an open-end fund structure. Your response should include information concerning the relevant factors referenced in the release adopting Rule 22e-4. Your response may also include general market data on the type of investments the Fund intends to hold. See Investment Company Liquidity Risk Management Program, Investment Company Act Release No. 32315 (October 13, 2016), at pp. 154-55.

Response:	The Fund will not indirectly invest more than 15% of its assets in non-investment grade, private mortgage-backed securities. The Fund will indirectly invest in mortgage-backed securities through exchange-traded funds (“ETFs”) that seek to track the investment results of an index composed of investment-grade mortgage-backed pass-through securities issued and/or guaranteed by U.S. government agencies.

5.	Comment: The Fund discloses that it may indirectly invest in securities rated below investment grade. Please disclose the lowest rating of security in which the Fund may indirectly invest, and whether the Fund may indirectly invest in fixed income securities that are in default as a principal investment strategy.

Response:	The Registrant has revised the last sentence of the second paragraph of the investment strategy disclosure as shown below (additional text in italics):

“Certain of the Underlying Funds may hold, without limit, debt securities of any credit quality, including below investment grade debt securities (also known as “junk” bonds), and may invest in debt securities that are in default.”

Fund Summary – Principal Investment Risks

6.	Comment: The Cash and Cash Equivalents Risk provides that “At times, the Fund may have significant investments in cash or cash equivalents.” Consider removing “at times” to the extent that this implies the Fund will invest in cash as a temporary defensive measure, and not as a principal investment strategy.

Response:	The Registrant has revised the risk disclosure accordingly.

7.	Comment: The Changing Fixed Income Market Conditions Risk references derivatives, but the current strategy disclosure does not include derivatives as a principal strategy. Please remove the reference to derivatives in the risk or add a corresponding principal strategy involving derivative investing.

Response:	The Registrant has added disclosure regarding derivatives as part of the principal investment strategy.

8.	Comment: The Fund includes an inflation-indexed bond risk, but the strategy disclosure does not reference such bonds as a principal investment strategy. Please remove the risk disclosure or add a corresponding strategy; if the risk relates to the Fund’s investments in Treasury inflation-protected securities (TIPS), please make this more clear.

Response:	The Registrant has removed the “Inflation-Indexed Bond Risk” as a principal investment risk of the Fund.

9.	Comment: Please consider broadening Interest Rate Risk to apply to all fixed income securities, and not just bonds.

Response: The Registrant has revised the risk disclosure accordingly.

10.	Comment: The statutory risk disclosure relating to mortgage-backed securities indicates that the Fund will indirectly invest in sub-prime mortgages. If the Fund intends to invest in such securities, please also disclose this in the Fund summary, and include in the risk disclosure that the liquidity of sub-prime investments may change dramatically over time.

Response:	The Registrant has removed references to sub-prime mortgages from the mortgage-backed securities risk disclosure contained in the Fund’s Item 9 principal risk section.

11.	Comment: The Underlying Fund Risk disclosure references both ETFs and money market funds. The principal investment strategy does not include investments in money market funds; please remove the reference in the risk disclosure or add corresponding strategy disclosure.

Response:	The Registrant has revised the principal investment strategy disclosure accordingly.

12.	Comment: The Staff notes that principal investment risks are ordered alphabetically. Please order the risks to prioritize what is most likely to affect the Fund’s NAV, yield and total return. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response:	Although the Registrant maintains its position that the materiality of each risk is dynamic, the Registrant will take the Staff’s position into consideration when preparing future filings.

13.	Comment: With respect to Emerging Markets Risk, please see ADI 2020-11 - Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets Risk, which addresses many concerns, including risks relating to lack of liquidity, market manipulation concerns, political risk and risks arising from differences in regulatory, accounting, auditing and financial reporting and recordkeeping standards. Please review that the risk disclosure appropriately reflects the substance of this guidance.

Response: The Registrant has revised the risk disclosure accordingly.

14.	Comment: Please disclose risks associated with investments in China if this is a principal risk of the Fund. See Public Statement from SEC Chairman Jay Clayton on April 21, 2020, “Emerging Markets

Investments Entail Significant Disclosure, Financial Reporting and Other Risks; Remedies are Limited.”

Response:	The Registrant notes that risks associated with investments in China are not a principal risk of the Fund.

15.	Comment: The second bullet under ETF Structure Risk provides: “If the Fund’s shares are traded outside a collateralized settlement system, the number of financial institutions that can act as authorized participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares.” Please also clarify that this may also lead to differences in the market price of Fund shares and their underlying value.

Response:	The Registrant notes that certain other risks in the Fund’s prospectus, such as Authorized Participant Risk and the first bullet under ETF Structure Risk – Market Price Variance Risk, disclose the risk of a difference in the market price and NAV of Fund shares if there is a limited number of authorized participants. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Fund Summary - Performance

16.	Comment: Please supplementally identify the broad-based securities index that the Fund will utilize.

Response:	The Registrant has determined that the Fund will use the Bloomberg U.S. Aggregate Bond Index as its primary benchmark to compare its performance.

Fund Summary – Purchase and Sale of Fund Shares

17.	Comment: Please indicate that the information required by Items 6(c)(4)-(5) of Form N-1A will be provided at a specified website and when this information will be available.

Response: The Registrant has revised the disclosure accordingly.

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

18.	Comment: The Item 9 Principal Investment Strategy disclosure is the same as the principal investment strategy disclosure in the summary prospectus. Provide more detailed disclosure in response to Item 9.

Response:	The Registrant has revised the Fund’s principal investment strategy disclosure as shown below. Revisions to the disclosure in the Fund Summary and Item 9 section of the prospectus are shown in bold and text that has been added solely to the Item 9 disclosure is shown in italics:

The Fund’s investment advisor, Day Hagan Asset Management (the “Advisor”), actively manages the Fund’s portfolio using proprietary investment models co-developed with Ned Davis Research (“NDR”). The Fund is considered a “fund of funds” that, under normal market conditions, seeks to achieve its investment objective by principally investing in ~~eight~~ unaffiliated fixed income exchange traded funds that invest in fixed income categories (“Underlying Funds”). The fixed income categories ~~that~~ to which the Fund may ~~invest~~ seek exposure through the Underlying Funds are U.S. investment grade corporate, U.S. long-term treasury, U.S. mortgage-backed securities, international investment grade bonds, U.S. treasury inflation-protected securities, U.S. high yield bonds, emerging market bonds and U.S. floating rate notes ~~and U.S. cash and cash equivalents~~ (each, a “Category”, and, collectively, the “Categories”).

Under normal market conditions, the Fund will invest, indirectly through the Underlying Funds, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in fixed income securities and in derivatives and other instruments that have economic characteristics similar to such securities. The Fund may invest in Underlying Funds without any constraints as to the duration (i.e., the sensitivity of a fixed income security’s price to interest rate changes), maturity and country of domicile (including emerging market countries) of the securities held by the Underlying Funds. Certain of the Underlying Funds may hold, without limit, debt securities of any credit quality including below investment grade debt securities (also known as “junk” bonds), and may invest in debt securities that are in default.

The Fund utilizes the Ned Davis Fixed Income Model developed by NDR, to determine its allocation to each Category. The model combines unique macroeconomic and technical indicators ~~which~~ that are designed to interpret changing market conditions and (i) evaluate the relative attractiveness of Underlying Funds across Categories; (ii) reallocate assets from Categories with unfavorable characteristics to areas providing the greatest opportunities; and (iii) protect capital by lowering duration and reducing credit risk during weak economic environments. The indicators for each Category focus on risk/reward characteristics of each Category with the goal of investing in the areas that have the highest probability of maximizing total return. By combining multiple and diverse indicators, which historically have been shown to add value in Category allocation decisions, the model seeks to objectively assess the weight of the evidence and generate Category allocation recommendations. The model’s weight-of-

the-evidence approach seeks to provide a historically-based perspective on current risks and rewards and also seeks to provide the flexibility to seize opportunities in the marketplace in a rational, rules-based, unemotional manner. The Fund’s allocation to a particular Category may be greater than 25%. Conversely, the Fund’s allocation to a particular Category may be reduced to 0% if the Category’s model composite is at low levels. Fund assets not allocated to a Category are invested in cash and cash equivalents including money market funds, and under certain market conditions, as determined by the model, a significant portion of the Fund’s assets may be held in cash and cash equivalents.

Under certain market conditions, the Fund may utilize derivative securities designed to effectively reduce, or hedge, the Fund’s overall fixed income exposure. The derivative securities that the Fund may use include purchasing ETF put options and selling ETF futures contracts. Derivative securities will be used only to reduce the overall fixed income exposure of the Fund and are not intended to achieve a net short position. The decision to purchase or sell derivative securities will be based on the cost and market liquidity of the derivative being used to reduce exposure. The Fund will increase its fixed income investments when the model returns to levels indicating that major risks have potentially subsided.

The Fund’s portfolio is rebalanced monthly, although the Advisor may engage in intra-month trades if the models show substantial changes.

The Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940 (the “1940 Act”), which means a relatively high percentage of the Fund’s assets may be invested in the securities of a limited number of issuers.

The Fund actively trades its portfolio securities in an attempt to achieve its investment objective.

19.	Comment: The statutory prospectus includes Market Price Variance Risk, which appears to be redundant with disclosure under the ETF Structure Risk, and is also not included in the Fund summary. Please review and revise this disclosure as appropriate.

Response: The Registrant has revised the disclosure accordingly.

20.	Comment: Please state that the Fund will consider the investments of all investment companies in which it invests when determining compliance with its 80% investment policy to invest in fixed income securities (“Names Rule Policy”).

Response: The Registrant has revised the disclosure accordingly.

21.	Comment: If the Fund includes derivatives towards its Names Rule Policy, please disclose in the prospectus that derivatives will be valued on a mark-to-market basis for purposes of calculating compliance with its Names Rule Policy.

Response: The Registrant has revised the prospectus accordingly.

22.	Comment: The statutory prospectus includes Credit Risk for Floating Rate Loans that is not in the Fund summary. Please add to the Fund summary or remove from the statutory prospectus.

Response:	The Registrant has added “Credit Risk” as a principal risk in the Fund summary section.

23.	Comment: The statutory prospectus includes ETF Risk, which appears to be redundant with ETF Structure Risk and Underlying Fund Risk, and is also not included in the Fund summary. Please review and revise this disclosure as appropriate.

Response: The Registrant has revised the disclosure accordingly.

24.	Comment: The statutory prospectus includes Real Estate Risk, which is not included in the Fund summary. Please review and revise this disclosure as appropriate.

Response:	The Registrant has added “Real Estate Risk” as a principal risk in the Fund summary section.

25.	Comment: Liquidity Risk is included as a non-principal investment risk. Please confirm this is true given that this is an income fund.

Response:	The Registrant confirms that Liquidity Risk is a non-principal risk of investing in the Fund and notes that the Fund intends to gain exposure to fixed income securities through its investments in underlying ETFs, which generally present less liquidity risk than investing directly in such securities.

STATEMENT OF ADDITIONAL INFORMATION

26.	Comment: The Securities Lending discussion provides that loans must be fully collateralized by “cash, U.S. government obligations or other high-quality debt obligations.” Because SEC no-action letters provide that “other high-quality debt obligations” are not permissible collateral, please remove this language from the SAI.

Response: The Registrant has revised the disclosure accordingly.

PART C

27.	Comment: The SEC Staff is reviewing fund documents to see whether they limit shareholder rights. Article VII, Section 9 of the trust document (quoted below) states that shareholders can only bring derivative actions if they first make a demand to the trust board. Please supplementally explain whether this provision inappropriately limits shareholder rights. Please also disclose this provision in the Fund’s prospectus.

“Section 9. Derivative Actions. Subject to the requirements set forth in Section 3816 of the DSTA, a Shareholder or Shareholders may bring a derivative action on behalf of the Trust only if the Shareholder or Shareholders first make a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such action is excused. A demand on the Board of Trustees shall only be excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, has a material personal financial interest in the action at issue. A Trustee shall not be deemed to have a material personal financial interest in an action or otherwise be disqualified from ruling on a Shareholder demand by virtue of the fact that such Trustee receives remuneration from his service on the Board of Trustees of the Trust or on the boards of one or more investment companies with the same or an affiliated investment advisor or underwriter.”

Response:	The Registrant respectfully submits that Article VII, Section 9 of the Trust’s Agreement and Declaration of Trust, as amended, (the “Trust Document”) does not inappropriately limit shareholder rights. Article VII, Section 9 provides a mechanism which permits a shareholder to bring a derivative action with respect to federal securities law claims, in accordance with procedural requirements which are substantially similar to requirements under various state corporate laws. A derivative action involves an action brought by a shareholder seeking to compel the Trust to sue to redress harm to the Trust, as opposed to a direct action which is an action brought by a shareholder for harm done to an individual shareholder or a group of shareholders. The requirements for, and sufficiency of, a derivative action, including in connection with derivative actions under federal law, are governed by state law.

In Kamen v. Kemper Fin. Svcs., Inc. (500 U.S. 90, 500 U.S. 97 (1991)), the U.S. Supreme Court considered the demand requirements in a derivative action founded on the Investment Company Act of 1940, as amended, and held that federal courts should abide by the procedural rules governing derivative actions of a fund’s state of incorporation. The Registrant is not aware of any court decisions or public pronouncements from the SEC or its Staff that would contradict this general principle enunciated in Kamen. Nor is the Registrant aware of any court decisions or public pronouncements from the SEC or its Staff that would make state law derivative demand procedures, including those set forth in the Trust Document, generally unenforceable with respect to registered investment companies.

Further, the Registrant is not aware of any federal rule or regulation that states that pre-suit demand is impermissible for derivative suit claims arising under the federal securities laws. The Registrant notes that a provision requiring pre-suit demand for derivative actions is a standard provision for organizational documents of investment companies and revising such provision to exclude federal securities laws would subject the Registrant to a competitive disadvantage as compared to its competitors.

The purpose of the demand provisions in the Trust Document is to require shareholders to make a demand to the Board of the Trust before allowing shareholders to file suit on behalf of the Trust. This allows the Board the opportunity to exercise its business judgment to determine whether pursuing legal claims is in the best interest of the Trust, and to decline to pursue claims that lack merit, would incur unnecessary cost and expense, and/or would provide little benefit to the Trust and its shareholders.

Notably, the demand provisions of the Trust Document do not place substantive limits on a shareholder’s right to make a derivative demand. The Trust Document does not, for example, establish that only certain shareholders or groups of shareholders may bring derivative demands, nor do they narrow the scope of matters to which a derivative demand may relate (other than by clarifying, in a manner consistent with established state law principles, what constitutes a direct action and a derivative action). Instead, the demand provisions of the Trust Document simply establishes the procedural steps to be taken by a Fund shareholder and the Trust’s Board of Trustees in connection with the making of a derivative demand, the evaluation of such a demand and the determination of whether a derivative action may be maintained.

In sum, the Registrant respectfully submits that the demand provisions of Article VII, Section 9 of the Trust Document is consistent with the Supreme Court’s ruling in Kamen. However, if the SEC or its Staff intends to take the position that the federal securities laws preempt state derivative demand laws (or certain aspects thereof) as applied to registered investment companies, the Registrant respectfully requests they do so in a manner that would apply consistently and uniformly to all funds (whether organized as corporations subject to various state derivative demand statutes or unincorporated business associations that are subject to state common law derivative demand law and/or have adopted derivative demand procedures through their governing documents) through rulemaking. Doing so would subject this position to the notice and comment process, and if such position were to be formally adopted, would allow all funds to choose their form of organization and craft their governing documents on an informed basis and on an even playing field consistent with such rulemaking.

In the event that any provision of Article VII, Section 9 of the Trust Document were to conflict with any such rulemaking or were otherwise held to be invalid or unenforceable, Article VIII, Section 7 of the Trust Document provides for the severability of such provision:

(a)	The provisions of this Declaration of Trust are severable, and if the Board of Trustees shall determine, with the advice of counsel, that any of such provisions is in conflict with the 1940 Act, the Code, the DSTA, or with other applicable laws and regulations, the conflicting provision shall be deemed not to have constituted a part of this Declaration of Trust from the time when such provisions became inconsistent with such laws or regulations; provided, however, that such determination shall not affect any of the remaining provisions of this Declaration of Trust or render invalid or improper any action taken or omitted prior to such determination.

(b)	If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

Pursuant to the foregoing, were the Commission to adopt a rule specifically prohibiting a particular provision of Article VII, Section 9, such provision would no longer be effective. The Registrant believes this provision should adequately address any Staff concerns regarding Article VII, Section 9.

With respect to disclosure, the Registrant has added a discussion of this provision to the SAI in the section regarding the Trust’s governing documents. The Registrant respectfully declines to add this disclosure to the prospectus and notes that many other recipients of this comment from the SEC Staff have been filing on Form N-2, where the bulk of disclosure is in the prospectus.

28.	Comment: Except where permitted under Rule 483 of the 1933 Act, please file executed contracts, not forms of contracts, as exhibits.

Response:	The Registrant notes that Exhibits (d)(6) and (d)(7) to the Amendment relate to sub-advisory agreements for other inactive series of the Registrant. Because these agreements have not yet been executed, they are included as “forms of” contracts. In addition, Exhibit (e)(3) to the Amendment is the form of Authorized Participant agreement, filed in accordance with Rule 483(d)(2).

29.	Comment: Consider clarifying who is signing the registration statement as Principal Accounting Officer.

Response:	James Szilagyi is the Trust’s Treasurer. According to the Trust’s Bylaws, the Treasurer “shall be principal financial and accounting officer of the Trust.” As such, Mr. Szilagyi fulfills the role of the Principal Financial Officer and Principal Accounting Officer. Going forward, to clarify and consistent with the Trust’s Bylaws, the Trust will have Mr. Szilagyi sign the Registration Statement as “Treasurer, Principal Financial Officer, and Principal Accounting Officer.”

* * *

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or Claire Olivar at 215-564-8681.

Very truly yours,

/s/ Michael P. O’Hare

Michael P. O’Hare